MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

January 9, 2024

Via Edgar

Mr. Michael Purcell

Ms. Laura Nicholson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HNR ACQUISITION CORP
Registration Statement on Form S-1 Filed November 7, 2023 File No. 333-275378

Lady and Gentleman:

On behalf of our client, HNR Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 1 to the Registration Statement on Form S-1 of the Company (“Amendment No. 1”), marked to indicate changes from the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2023.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 4, 2023 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 1 to update other disclosures in the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1 Filed October 23, 2023

Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response:	The Cover Page of the Registration Statement has been revised to disclose the price that the Selling Securityholders paid for such shares.

2.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If sales of shares on this registration statement could have a significant negative impact on the public trading price of the Class A common stock, please highlight this information on your cover page.
Response:	The Cover Page of the Registration Statement has been revised to disclose impacts the sales of shares on the Registration Statement could have on the public trading price of the Class A Common Stock.

3.	We note your disclosure regarding your expectation that, in conjunction with the closing of your initial business combination, the restriction on transfer of only those shares being registered hereby for the resale by the Selling Securityholders will be waived and/or terminated. Please revise to describe why such restrictions would be waived and/or terminated and whether the registrant will receive any consideration for such waiver or termination.

Response:	The restriction on transfer of shares being registered has not been, and is not being, waived and/or terminated. The Registration Statement has been updated accordingly.

Business of HNRA and Certain Information About HNRA, page 116

4.	Please disclose all material terms of the forward purchase agreement and related subscription agreement filed as Exhibits 10.19 and 10.20. In addition, please revise to explain the purpose for entering into these agreements and the inter-relationship between them. Please disclose the Prepayment Amount paid by the registrant and the net proceeds to the registrant from this arrangement. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with these arrangements.

Response:

The Company has revised pages 68-70 of the Registration Statement to disclose the material terms of the forward purchase agreement and related subscription agreement with Meteora, including the purpose of such agreements and the prepayment amount. In addition, risk factor disclosure has been added on page 58 of the Registration Statement.

5.	Please provide your analysis on how purchases under the forward purchase agreement complied with Rule 14e-5.

Response:	The purchases under the forward purchase agreement complied with Rule 14e-5 because the forward purchase agreement was negotiated and executed after the initial deadline for submission of shares for redemption. As noted in CD&I 166.01, SPAC redemption provisions generally have indicia of being a tender offer, such as a limited period of time for SPAC security holders to request redemptions. As a result, SPAC redemptions are subject to Rule 14e-5, but that the deadline for the submission of shares for redemption is when the tender offer expires. Here, the deadline for submission of shares for redemption was 5:00 p.m., Eastern time, on October 29, 2023. Once that time passed, Rule 14e-5 ceased to apply. The forward purchase agreement was then entered into on November 2, 2023.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response:	The Company has added a risk factor entitled “Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, the sale of such securities could cause the market price of our Class A Common Stock to decline significantly.” In addition, the Company has added expanded disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HNRA.”

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	HNR Acquisition Corp

4